

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

May 29, 2008

Alberto DiBella
Chief Executive Officer
Enviro Voraxial Technology, Inc.
821 NW 57th Place
Fort Lauderdale, FL 33309

> **Re: Enviro Voraxial Technology, Inc.**
> **Registration Statement on Form S-1**
> **Amendment No. 3**
> **Filed April 30, 2008**
> **File No. 333-140929**
>
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **File No. 000-30454**

Dear Mr. DiBella:

    We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You may decide it is appropriate to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form S-1/A filed April 30, 2008

Management's Discussion and Analysis, page 12

Liquidity and Capital Resources, page 13

1.   We note the disclosure on page 13, that you believe your current cash resources and
        anticipated revenue to be generated by your Voraxial Separators will provide sufficient
        resources to continue business operations for the next twelve months. Please reconcile
        this with the disclosure on page 14 which states "we believe current funding will satisfy
        our working capital needs for the next 6 months". Also, revise the filing to clarify
        whether or not you will need to raise additional cash in the next twelve months to
        continue your operations.

Financial Statements, page F-1

2.   Please revise the filing to comply with the updating requirements of Rule 8-08 of
        Regulation S-X. An updated accountant's consent should also be included with any
        amendment to the filing.

Consolidated Statements of Operations, page F-4

3.   We note you present stock based compensation expense on a line item entitled
        "consulting services paid in stock in lieu of cash". Please revise to disclose how it is
        allocated to other line items on the face of the statement of operations. As a related
        matter, we assume that none of the stock compensation charge would be allocated to cost
        of goods sold. If our assumption is not correct, that portion of the charge should be
        reclassified to the cost of sales section of the statement of operations. We will not object
        if you wish to break it out as a separate line item within that section. Please advise or
        revise.

4.   In this regard, please revise your MD&A to also discuss variances in line items inclusive
        of related stock compensation charges.

Note C. Summary of Significant Accounting Policies, page F-8

Inventory, page F-8

5.   Please refer to prior comment 5 and 6. Describe to us the material terms of the inventory
        rented on a short term basis. Explain the contractual terms under which it has been
        rented, including any requirement that the user purchase the equipment in the future.
        Also, explain why the classification as inventory is appropriate if it is not held for sale.
        Confirm that you record inventory at the lower of cost or market as required by Statement

6 of ARB 43. Please explain and support your accounting policy for demonstration equipment held at third-party sites as well.

Note H. Capital Transactions, page F-14

6.   Please refer to prior comment 13. We note that you granted options and extended the exercisable life of certain options and warrants and calculated the fair value using the Black-Scholes model. Please explain how you calculated an expected volatility of 25 percent for your Black-Scholes Model.

Signatures, page II-7

7.   Please clearly indicate below the second paragraph of text required on the Signatures page that a majority of your directors have signed your document in that capacity.

Form 10-KSB for the Fiscal Year ended December 31, 2007

Item 8A. Controls and Procedures, page 20

Changes in Internal Control, page 20

8.   We note your disclosure that "there have no changes in our internal control or other factors that could significantly affect those controls since the most recent evaluation of such controls". Please revise your disclosure to discuss any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-B.

Exhibit 31

9.   We note that your annual report contains management's internal control report as required by Item 308 of Regulation S-B. As such, your Section 302 certifications should include paragraph 4(b) of the certification required by Item 601(b)(31) of Regulation S-B that refers to the design of internal controls over financial reporting. Please file an amendment to the Form 10-KSB that includes this paragraph in the certifications.

Form 10-QSB/A for the Fiscal Quarter Ended September 30, 2007

10.   Please refer to prior comment 9. We see that you have presented a revised Statement of Operations for the three months ended September 30, 2007. It appears that the revision relates to the restatement of the three and six months ended June 30, 2007 as presented in the Form 10-QSB/A for that period. Accordingly, please revise the filing to label the financial statements as "restated". Furthermore, the financial statements must also include

the disclosures as required by paragraph 26 of SFAS 154 or tell us why no such disclosure is required.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Consolidated Statements of Operations, page 4

11.   We see that you have labeled your statement of operations for the three months ended March 31, 2007 as restated. It appears that the revision agrees with you amended Form 10-QSB/A for the period ending March 31, 2007, except for the basic and diluted loss per common share. Please tell us and revise the filing to include the disclosures required by paragraph 26 of SFAS 154, or tell us why such disclosures are not appropriate.

12.   We note that you have recorded $3,500 and $176,998 as revenues and general and administrative expenses, respectively, for the three months ended March 31, 2008. Please reconcile these amounts to the MD&A disclosure on page 13 which discusses revenues of $4,012 and on page 14 of general and administrative expenses of $177,510.

Exhibit 31

13.   We note that your annual report contained management's internal control report as required by Item 308T of Regulation S-K. As such, your certifications in future filings should include the introductory language in paragraph 4 of the certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company and also paragraph 4(b) which refers to the design of your internal control over financial reporting. Please file an amendment to the Form 10-Q that includes new, corrected certifications.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions on the comments above, please call Kevin Kuhar at (202) 551-3662 or Angela Crane at (202) 551-3554. Please contact Alan Morris at (202) 551-3601 or the undersigned at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Brian Perlman, Esq.
Via Facsimile (954) 713-7700